TOR MINERALS INTERNATIONAL, INC.
722 Burleson Street Corpus Christi, Texas 78402	www.torminerals.com brussell@torminerals.com	Phone: 361-826-2043 Fax 361-883-7619

July 7, 2011

United States Securities and Exchange Commission                                                                   VIA EDGAR
101 F Street, NE
Washington, DC  20549
Attention:              Pamela A. Long, Assistant Director
                                Edward M. Kelly, Staff Attorney

                Re:          TOR Minerals International, Inc.
                                Registration Statement on Form S-3 (File No. 333-175054)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), TOR Minerals International, Inc. (the "Company") hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (No. 333-175054) to 10:00 a.m., Washington, D.C. time, on July 11, 2011 or as soon thereafter as is practicable.  The undersigned confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities being registered pursuant to the aforementioned Registration Statement.

                The Company acknowledges the following:

•       should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•       the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•       the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company's counsel, L. Steven Leshin, via telephone at (214) 468-3348, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

TOR MINERALS INTERNATIONAL, INC.

By:     /s/ Barbara Russell
            Barbara Russell
            Chief Financial Officer, Secretary and Treasurer

cc:           L. Steven Leshin, Esq.
               Douglas M. Berman, Esq.